NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PE
11/03/2015

DIVISION OF
CORPORATION FINANCE

December 18, 2015

Christa A. D'Alimonte
Viacom Inc.
christa.d'alimonte@viacom.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 12-18-15

Re: Viacom Inc.
Incoming letter dated November 3, 2015

Dear Ms. D'Alimonte:

This is in response to your letters dated November 3, 2015 and December 15, 2015 concerning the shareholder proposal submitted to Viacom by Mercy Investment Services, Inc. and Maryknoll Sisters of St. Dominic, Inc. We also have received a letter on the proponents' behalf dated December 13, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com


15008489

December 18, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Viacom Inc.
Incoming letter dated November 3, 2015

The proposal asks the board to issue a report assessing the company's policy responses to public concerns regarding linkages of food and beverage advertising to childhood obesity, diet-related diseases and other impacts on children's health.

There appears to be some basis for your view that Viacom may exclude the proposal under rule 14a-8(i)(7), as relating to Viacom's ordinary business operations. In this regard, we note that the proposal relates to the nature, presentation and content of advertising. Accordingly, we will not recommend enforcement action to the Commission if Viacom omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

VIACOM

CHRISTA A. D'ALIMONTE
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL

1515 BROADWAY, NEW YORK, NY 10036
T 212 846 5933 F 201 766 7786
CHRISTA.D'ALIMONTE@VIACOM.COM

December 15, 2015

Via E-mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Viacom Inc.
Shareholder Proposal Submitted by Mercy Investment Services, Inc. and Maryknoll Sisters of St. Dominic, Inc.

Ladies and Gentlemen:

I am writing in connection with the shareholder resolution and supporting statement copied below (together, the "Proposal"), which was received by Viacom Inc. (the "Company" or "Viacom") from each of Mercy Investment Services, Inc. and Maryknoll Sisters of St. Dominic, Inc. (together, the "Proponents"). The Proposal requests that the Company's Board of Directors report to shareholders on "the public concerns regarding linkages of food/beverage advertising to childhood obesity, diet-related diseases, and other impacts on children's health."

By letter dated November 3, 2015, the Company requested that the staff of the Division of Corporation Finance (the "Staff") not recommend to the Commission any enforcement action if the Company excludes the Proposal from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the basis that the Proposal relates to Viacom's ordinary business operations. A letter in response to Viacom's letter was submitted to the Commission by Paul M. Neuhauser on behalf of the Proponents on December 14, 2015 (the "Proponent's Response").

In accordance with Rule 14a-8(j) under the Exchange Act and Staff Legal Bulletin No. 14D ("SLB 14D"), Viacom has filed this letter electronically with the Commission, and has concurrently sent copies of this letter electronically to each of the Proponents.

We refer to our November 3rd letter, and reiterate the analyses therein. The Proponent's Response cites various studies and reports on the dangers of childhood obesity. The Proponent's Response does not, however, cite any authority to support the Proponent's argument that the Company must include the Proposal in its 2016 proxy materials, and we continue to believe that the Proposal may be excluded from the Company's 2016 proxy materials on the basis that the Proposal relates to Viacom's ordinary business operations.

The Proposal deals with fundamental matters that are not appropriate for shareholder oversight – decisions regarding the nature, presentation and content of third-party advertisements on our networks and the licensing of our intellectual property.

Viacom is a global entertainment content company and, through its Media Networks reporting segment, creates compelling television programs, short-form content, applications, games, brands for consumer products, social media experiences and other entertainment content for audiences in 180 countries. Viacom's Media Networks segment generates revenues in three categories: (1) the sale of advertising and marketing services (approximately 48% of Media Networks' revenues for fiscal 2015), (2) affiliate fees from distributors of our programming and program services (approximately 47% of Media Networks' revenues for fiscal 2015) and (3) ancillary revenues, which include consumer products licensing and brand licensing (approximately 5% of Media Networks' revenues for fiscal 2015). The Proponent's Response suggested that Viacom's consumer products licensing and brand licensing business puts the Company in a position similar to General Mills, Kellogg and McDonald's. We strongly disagree – unlike each of these companies, Viacom is not in the business of manufacturing, producing, distributing or selling food products.

As we noted in our November 3rd letter, the sale of advertising services for our television programing is an essential business matter for the Company. Similarly, the licensing of our intellectual property is an essential business matter for the Company that involves the close and complex analysis and business decision-making of Viacom's management on a routine and daily basis. Intellectual property licensing involves complex judgments regarding commercial acceptance, anticipated ratings and business and reputational impact, and these judgments cannot, as a practical matter, be relegated to direct shareholder oversight.

CONCLUSION

Based on the foregoing, and the analyses set forth in our November 3rd letter, Viacom respectfully requests that the Staff confirm that it will not recommend to the Commission any enforcement action if the Company excludes the Proposal from the proxy materials for its 2016 Annual Meeting of Stockholders .

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (212) 846-5933 or at christa.d'alimonte@viacom.com. We also request that, in accordance with Rule 14a-8(k) and SLB 14D, the Proponents concurrently provide the Company with any correspondence submitted to the Commission.

Sincerely,



Christa A. D'Alimonte
Senior Vice President, Deputy General
Counsel and Assistant Secretary

cc: Michael D. Fricklas,
Executive Vice President, General Counsel and Secretary, Viacom Inc.

Donna Meyer, Director of Shareholder Advocacy,
Mercy Investment Services, Inc.

Catherine Rowan, Corporate Responsibility Coordinator,
Maryknoll Sisters of St. Dominic, Inc.

Paul M. Neuhauser

645640.1

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

December 13, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Viacom, Inc.

Dear Sir/Madam:

I have been asked by Mercy Investment Services, Inc. and the Maryknoll Sisters of St. Dominic, Inc. (hereinafter referred to jointly as the "Proponents"), each of which is the beneficial owner of shares of common stock of Viacom, Inc. (hereinafter referred to either as "Viacom" or the "Company"), and who have jointly submitted a shareholder proposal to Viacom, to respond to the letter dated November 3, 2015, sent to the Securities & Exchange Commission by the Company, in which Viacom contends that the Proponents' shareholder proposal may be excluded from the Company's year 2016 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Viacom's year 2016 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Company to report on its "responses to public concerns regarding linkages of food/beverage advertising to childhood obesity . . . and other impacts on children's health".

RULE 14a-8(i)(7)

GENERAL BACKGROUND

Childhood obesity has become a very significant health policy issue in the United States, and, indeed, worldwide, and therefore a significant policy issue for those registrants whose actions contribute to the problem.

The Center for Disease Control website has extensive information on the dangers of childhood obesity. For example, on November 9, 2015, it published a study entitled "Childhood Overweight and Obesity" (www.cdc.gov/obesity/childhood). In the section entitled "Childhood Obesity Causes and Consequences" the CDC stated that "Childhood obesity is a complex health issue. . . . The main causes of excess weight in youth . . . include dietary patterns . . . Additional contributing factors in our society include . . . *food marketing and promotion.*" [Emphasis supplied.] In the segment entitled "Community Environment" the CDC states :

> American society has become characterized by environments that promote increased consumption of less healthy food and physical inactivity. It can be difficult for children to make healthy food choices . . . when they are exposed to environments in their home, child care center, school, or community that are influenced by-
>
> The first subsection describing these unhealthy influences is entitled:

⑩ * **Advertising of less healthy foods.**

In the section entitled "Consequences of Obesity", among the heath risks listed as arising from childhood obesity are high blood pressure and high cholesterol (both cardiovascular disease risks), diabetes, glucose intolerance, insulin resistance, breathing problems, including asthma and sleep apnea, joint problems, fatty liver disease, gallstones, gastro-esophageal reflux, and depression.

Similar data may also be found in another recent study published by the Centers for Disease Control on August 27, 2015 entitled Childhood Obesity Facts" (www.cdc.gov/healthyschools/obesity/facts.htm) which begins "Childhood obesity is a serious problem in the United States."

This problem has caught the attention of both state and Federal legislators. For example, the National Conference of State Legislatures published a study entitled "Childhood Obesity Legislation – 2013 Update of Policy Options" (ww.ncsl.org/research/health/childhood-obesity-legislation-2013). This study describes the various types of childhood obesity legislation *enacted* by various states in 2013 and includes a table entitled "50-State Legislation on Childhood Obesity Policy Options Enacted in 2013". That table reveals that 30 of the 50 states enacted legislation in 2013 dealing with some aspect of childhood obesity, including such red states as Alaska, Arkansas, Florida, Idaho, Kansas, Louisiana, Maine, Mississippi, Missouri, Montana, Nevada, North Carolina, Oklahoma, South Carolina, Texas, Utah and West Virginia.

A Lexis search (December 13, 2015) for the term "childhood obesity" in the Lexis database for "statutes and legislation" had more than 79,000 hits in the state legislation data base and 26,830 hits in the Federal data base. Of those in the federal data base, 690 appear in the data base as part of the legislative history of different bills, including 60 bills introduced in 2015. An example of legislation introduced into the Federal Congress is H.R.3772, introduced on October 20, 2015 with ten sponsors and entitled the "Stop Obesity In Schools Act of 2015".

Among the bills introduced in the prior Congress (113th) was one entitled the "Stop Subsidizing Childhood Obesity Act". Introduced in the House with 26 sponsors as H.R.2831 and in the Senate as S.2342, it would amend the Internal Revenue Act to deny a tax deduction for expenditures with respect to "any marketing directed at children for purposes of promoting the consumption by children of food of poor nutritional quality". The definition of marketing includes in section (c)(2) "product packaging and labeling" and in section (c)(7) "promotion character licensing, toy co-branding and cross-promotions".

The World Health Organization (WHO) states that "Child obesity is one of the most serious public health challenges of the 21st century." www.who.int/dietphysicalactivity/childhood/en. And it should be noted that there are childhood obesity conferences held biennially in the U.S. and annually in the EU. See www.childhoodobesity2015.com and www.ecog-obesity.eu/index.php/ECOG.

In addition to the more recent evidence cited above to the effect that childhood obesity is a very significant policy issue, we refer the Staff to the excellent compilation of 32 developments in 2011 and 2012 that are listed by the counsel for the proponent in his letter dated February 28, 2012, in connection with the no-action denial in *McDonald's Corporation* (March 14, 2012).

THE POLICY ISSUE IS A SIGNIFICANT ONE FOR VIACOM

Viacom's own actions directly impact childhood obesity. The Company argues that the proposal can be excluded because it is concerned solely with the "content of third-party advertisements on our network" (See topic heading, page 4 of the Company letter.) This is not so, and therefore the Company's citation of the *Time Warner* and other letters is therefore inapposite. In each of those letters the registrant merely accepted advertisements for a product (such as tobacco or pornography). The registrant was not involved in the branding or vending of the product at issue. The product was therefore not in any manner, shape or form the registrant's own product. In contrast, Viacom is the co-owner of the brand with respect to certain products, as will be shown in the next paragraph. (Note that one does not have to be the actual manufacturer of a product in order to be the brand owner; witness the I-Phone which is manufactured by third parties, not by Apple.)

Viacom claims (bottom of page 4, top of page 5) that it "is a media company, not a food and beverage . . . seller". Although , like Apple, it does not actually manufacture the food product, like Apple the product is sold under its brand. Viacom is, in fact a seller of certain food products of questionable nutritional value that are sold to children. That this is so is clear beyond cavil. Viacom's division, Nickelodeon, has ownership of a large number of "characters" that appeal to children, such as SpongeBob Square Pants and Dora the Explorer. As was stated in Viacom's 2010 10-K report:

> We have a worldwide consumer products licensing business that licenses popular characters from our programs and digital properties, such as those featured in *SpongeBob SquarePants, Dora the Explorer, South Park* and

Neopets, in connection with merchandising . . . worldwide. We are generally paid a royalty based on the licensee's wholesale revenues. . .

How this works is that the product is co-branded by Viacom with the licensed character, such as SpongeBob SquarePants, featured on, e.g., the cereal box, along with the name of the cereal or the cereal company. The SpongeBob image takes up most of the visible box, as can be seen in images available on the internet. For example, one can go to the Walmart web site and in the search bar enter "spongebob cereal". An image of a 10.7 oz box of SpongeBob SquarePants cereal will be shown, priced at $2.98. An image of the front panel of the box is shown, and almost the entire panel is devoted to SpongeBob, with the cereal company, General Mills, shown as a small insert in the upper left hand corner. A similar result can be found on the Amazon web site if you enter "spongebob cereal". A wide variety of many such images, both for General Mills and Kellogg co-branded cereals, can be found at www.bing.com/images/search?q=kellogg's + spongebob + cereal.

Furthermore, unlike advertising revenue, but just like ownership, Viacom receives revenue from the sale of each and every box of cereal.

Marketing co-branded cereals has exacerbated criticism of Viacom for its close connection to the marketing of unhealthful food to children. In December, 2012, the Food Marketing Workgroup sent a letter to Viacom and Nickelodeon asking Nickelodeon "to strengthen its commitment to children by better addressing food marketing to children". In the first paragraph of that letter, the signers "urge[d] [them] to strengthen your policy on the use of licensed characters by applying specific nutrition standards to their use". This letter was signed, *inter alia*, by the American Academy of Pediatrics, the American Cancer Society, the American Diabetes Association and the American Heart Association, as well as many other organizations and prominent doctors.
www.cspinet.org/new/pdf/nickelodeon-campaign-letter-dec-2012

Additionally, according to Advertising Age, in 2013 four United States Senators called on Viacom and Nickelodeon to follow the Walt Disney Company and "stop the pitches for unhealthy foods like sugary cereals" to kids, www.adage.com/article/media/senators-call-nickelodeon-restrict-kids-food-ads/242018/

In summary, although Viacom does not operate a cereal plant, it co-brands unhealthy cereal products and is a direct participant in their sale, receiving a percentage of each sale price. As such, it is a seller of the product, not merely a seller of ads. Similarly, as in the case of McDonald's, which does not raise the meat for its hamburgers nor cultivate the potatoes for its french fries, but is nevertheless the purveyor of the unhealthy foods, so, too, Nickelodeon is the direct purveyor of unhealthy foods to children. It is therefore quite unlike companies that are not directly involved in creating the significant policy issue. On the contrary, Viacom is directly involved in creating the societal evil at issue.

Consequently, the Proponent's shareholder proposal not only raises a significant policy issue with respect to the sale of an unhealthy product, but equally raises that policy issue with respect to the registrant's own primary actions.

MICRO-MANAGEMENT

It is difficult to understand how a request for a report on the Company's response to public concerns about its link to childhood obesity in any manner, shape or form implicates micro-managing. Concerns about childhood obesity are prominent in the health profession, including the CDC, in the Congress and in the state legislatures. Requesting a report on how the Company is responding to these concerns hardly implicates direct oversight by shareholders, the evil which the prohibition on micro-managing was intended to prevent. In the words of Exchange Act Release 40,018 (May 21, 1998), the Proponent's shareholder proposal hardly delves "deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment". Nor does it involve "intricate detail" or "methods for implementing complex policies". Thus, rather then having to delve into complex matters, all a shareholder need do is decide if such a report is appropriate.

In short, it does not attempt to micro-manage the Company.

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponents' shareholder proposal is excludable by virtue of Rule 14a-8(i)(7).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Christa A. D'Alimonte
Donna Meyer
Catherine Rowan
Laura Berry

VIACOM

CHRISTA A. D'ALIMONTE
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL

1515 BROADWAY, NEW YORK, NY 10036
T 212 846 5933 F 201 766 7784
CHRISTA.D'ALIMONTE@VIACOM.COM

November 3, 2015

Via E-mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Viacom Inc.
Shareholder Proposal Submitted by Mercy Investment Services, Inc. and Maryknoll Sisters of St. Dominic, Inc.

Ladies and Gentlemen:

I am writing to notify the Securities and Exchange Commission (the "Commission") that Viacom Inc. (the "Company" or "Viacom") intends to exclude from its proxy materials for its 2016 Annual Meeting of Stockholders (the "2016 Proxy Materials") the shareholder resolution copied below (together, the "Proposal"), which was received from each of Mercy Investment Services, Inc. and Maryknoll Sisters of St. Dominic, Inc. (together, the "Proponents"). The Proposal requests that the Company's Board of Directors report to shareholders on "the public concerns regarding linkages of food/beverage advertising to childhood obesity, diet-related diseases, and other impacts on children's health."

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") not recommend to the Commission any enforcement action if the Company excludes the Proposal from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the basis that the Proposal relates to Viacom's ordinary business operations.

Copies of the Proposal, as well as all related correspondence between Viacom and the Proponents, are attached hereto as Exhibit A and Exhibit B. In accordance with Rule 14a-8(j) under the Exchange Act and Staff Legal Bulletin No. 14D ("SLB 14D"), Viacom has filed this letter and attachments electronically with the Commission not later than 80 calendar days before Viacom expects to file its definitive 2016 Proxy Materials with the Commission, and has concurrently sent copies of this letter and attachments electronically to each of the Proponents.

THE PROPOSAL

The Proposal states, in relevant part, as follows:

WHEREAS:

There is increasing consensus among public health experts that food and beverage marketing is a major factor influencing the diets and health of children and youth (see the Institute of Medicine's 2006 report *Food Marketing to Children and Youth*);

Viacom's Nickelodeon division reaches millions of young viewers through its television channels, websites, games, and licensed characters and remains the No. 1 children's network over all;

"Federal legislators and regulators have proposed voluntary guidelines on advertising to children in an effort to combat unhealthy eating and childhood obesity," as Viacom notes in its annual 10-K statement, and – as a result – numerous food, beverage, restaurant, companies and one of Nickelodeon's chief competitors, the Disney media company, have taken significant steps to alter their core business practices in marketing food and beverage products to children;

Many of the nation's largest food and beverage companies designed the Children's Food and Beverage Advertising Initiative (CFBAI) as a voluntary self-regulation program intended to shift the mix of foods advertised to children under 12 to encourage healthier dietary choices and healthy lifestyles. Viacom has not accepted invitations to join this initiative;

Public and media attention to this issue continues to intensify despite these initial efforts at self-regulation. Over the past three decades, childhood obesity rates in America have tripled, and today, nearly one in three children in America are overweight or obese. If we don't solve this problem, one third of all children born in 2000 or later will suffer from diabetes at some point in their lives. Many others will face chronic obesity-related health problems like heart disease, high blood pressure, cancer and asthma;

Viacom has taken some steps to address the issue of childhood obesity by carrying "pro-social" content and participating in philanthropy; and has acknowledged in its annual 10-K statement that food companies' self-regulation in advertising to children poses a risk Viacom's revenue (food ads account for a significant portion of Nickelodeon's annual sales); but has not acknowledged or adequately mitigated the risk posed to the company by its own core business practices of airing advertising for food of poor nutritional quality on its children's networks and licensing Nickelodeon characters for use in promotion junk food products;

CSPI states, based on its analysis of advertising on Nickelodeon from 2005 to 2015 that "the percentage of as marketing foods of poor nutritional quality on Nickelodeon has decreased since 2005, but the absolute number of such ads has not declined."

Therefore it be RESOLVED that:

Shareholders ask the Board of Directors to issue a report, at reasonable expense and excluding proprietary information, within six months of the 2016 annual meeting, assessing the company's policy responses to public concerns regarding linkages of food/beverage advertising to childhood obesity, diet-related diseases, and other impacts on children's health. Such a report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations.

BASIS FOR EXCLUSION

We respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7), as the Proposal deals with a matter related to the Company's ordinary business operations.

Overview of the "Ordinary Business" Exclusion

A company may exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Release No. 34-40018 (May 21, 1998) adopting amendments to Rule 14a-8 (the "1998 Release"), the Commission stated that the underlying policy of the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The 1998 Release further states that this policy is based on two "central considerations." The first consideration is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day-basis that they could not, as a practical matter, be subject to direct shareholder oversight," although the 1998 Release notes that the Rule 14a-8(i)(7) exclusion may not be relied on to exclude proposals that focus on "sufficiently significant policy issues" that "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote." The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has also determined that where a shareholder proposal seeks to require that a board of directors conduct a risk analysis and issue a report for public review, it is the *underlying subject matter* of the report or risk assessment that is to be considered in determining whether the report or risk assessment involves a matter of ordinary business (Release 34-20091 (August 16, 1983) and Staff Legal Bulletin No. 14E ("SLB 14E")). *See also Sempra Energy* (January 12, 2012), in which the Staff concurred with the company's exclusion of a shareholder proposal seeking a board review of Sempra's management of specific risks, noting that "the underlying subject matter of these risks appears to involve ordinary business matters."

For the reasons set forth below, Viacom believes the Proposal is excludable under Rule 14a-8(i)(7) because it implicates both considerations referenced in the 1998 Release.

The Proposal deals with fundamental matters that are not appropriate for shareholder oversight – decisions regarding the nature, presentation and content of third-party advertisements on our networks.

Viacom is a global entertainment content company that operates through two reporting segments, Media Networks and Filmed Entertainment. Viacom's global media brands create compelling television programs, motion pictures, short-form content, applications, games, consumer products, social media experiences and other entertainment content for audiences in 180 countries. Viacom's Media Networks segment, including Nickelodeon, Comedy Central, MTV, VH1, Spike, BET, CMT, TV Land, Nick at Nite, Nicktoons, TeenNick and Paramount Channel, reach a cumulative 3.4 billion television subscribers worldwide. In fiscal year 2014, Viacom's Media Networks segment generated revenues of $10.17 billion, or 73% of Viacom's consolidated revenues after elimination of intercompany revenues.

The Staff has consistently recognized that proposals seeking to limit or interfere with the distribution of products or advertising content are proposals relating to a company's fundamental matters and, therefore, may be excluded pursuant to Rule 14a-8(i)(7) as being excessively intrusive into the ordinary business of a company. See, e.g., *Time Warner, Inc.* (January 18, 1996) (excluding a proposal requesting that the company prepare a report on its policies regarding cigarette and tobacco advertising in its magazines and involvement with companies that promote the sale of tobacco products); and *Gannett Co. Inc.* (March 18, 1993) (excluding a proposal requesting that the company prepare a report on how particular advertisements are perceived by customers). Analogous to the proposal in *Time Warner, Inc.*, which requested that the company prepare a report on policies related to the negative effects of cigarette advertising, the Proposal requests that Viacom prepare a report on policies related to the negative effects of food advertisement. Furthermore, like in *Gannett Co. Inc.*, where the shareholder proposal interfered with the content of the company's advertisements by requesting that the Company publish a report on how customers perceive specific types of advertisements, the Proposal interferes with the content of Viacom's advertisements by requesting that Viacom publish a report on how food advertisement is perceived by its customers. Accordingly, the reasoning for omitting the shareholder proposals in *Time Warner, Inc.* and *Gannett Co. Inc.*, namely that to require that management publish reports relating to the content and nature of its advertisement programming would allow shareholders to gain oversight over advertising decisions and would mean that the Company's ordinary, day-to-day business decisions would be subject to scrutiny, or veto, by any shareholding organization whose special interests or viewpoints were touched by advertising resulting from that decision, applies to the Proposal received by Viacom. *See also Kmart Corporation* (March 13, 1992) (excluding a proposal seeking to prohibit the company from distributing sexually explicit magazines in its stores); *General Mills, Inc.* (June 20, 1990) (excluding a proposal requesting that the company establish a policy in favor of advertising solely on programming which does not encourage homosexuality or pornography); and *USX Corporation* (January 26, 1990) (excluding a proposal requesting that the company cease the sale of "adult soft-core" pornography at its gas station convenience stores).

As one of America's largest entertainment content producers, Viacom creates, acquires and distributes a variety of television programming, which, in daily or weekly airings, contains different types of advertisements for a wide array of products; food and beverage products represent only one category among many. The sale of advertising services for our television programing is an essential business matter for the Company and a significant source of revenue that involves the close and complex analysis and business decision-making of Viacom's management on a routine and daily basis. The nature, presentation and content of such advertising are the result of complex business decisions by many individuals – including third-party advertisers and advertising agencies, and Viacom executives. Whether food and beverage products are depicted in a particular advertisement is just one of countless business decisions that depend, among others, on the pricing offered for the Company's advertising inventory and the targeted demographic of its programming. Furthermore, Viacom's sale of advertising services involves complex judgments to be made regarding a show's commercial acceptance, anticipated ratings and business and reputational impact, and they cannot, as a practical matter, be relegated to direct shareholder oversight. Any restrictions or limitations on Viacom's sale of advertising services would have a negative impact on the Company and would directly and adversely affect shareholder value.

The Proposal does not raise significant social policy issues that transcend the Company's day-to-day business.

The 1998 Release provides that a shareholder proposal may not be excluded pursuant to Rule 14a-8(i)(7), despite its interference with the ordinary business matters of a company, when it raises "significant policy issues" that "transcend the day-to-day business matters" of a company. The Proposal relates to the impact on children's health of food and beverage advertising, which does not raise significant policy issues that transcend Viacom's day-to-day business of producing, acquiring and distributing motion pictures, television programming and other entertainment content. See, e.g., *Gannett Co. Inc.* (March 18, 1993) (finding that a request that a company publish a report on how tobacco advertising was perceived by its customers did not involve significant social policy issues because the company was a media company and not a cigarette manufacturer). Similar to the report requested of the company in *Gannett Co. Inc.*, the Proposal requests a report on the negative implications of food and beverage advertisement – which does not, in this case, involve significant social policy issues because Viacom is a media company and not a food and beverage producer, distributor or seller. Indeed, the Staff has not previously applied this social policy exception to advertising-related proposals submitted to companies that, like Viacom, *do not manufacture the advertised products*. In contrast, the Staff has been unable to concur with the omission of a proposal seeking information regarding the risks to children's health of fast food consumption which was submitted *to a company that manufactured fast food*. See, e.g., *McDonald's Corporation* (March 14, 2012).

The Proposal seeks to "micro-manage" decisions about complex matters upon which shareholders are not in a position to make an informed judgment.

The Proposal seeks to "micro-manage" the Company by interfering with day-to-day ordinary business decisions appropriately left to the purview of management and the board of directors and over which the shareholders of the Company cannot make an informed judgment. Certain tasks are so essential to management's ability to run a business that they could not, as a practical matter, be subject to the direct oversight of shareholders. When proposals seek to probe too deeply into complex matters for which shareholders, as a group, would not be in a position to make an informed judgment, the proposals are micro-managing the company and, therefore, are excludable pursuant to Rule 14a-8(i)(7). See *The Walt Disney Company* (November 22, 2006) (finding that a proposal sought to micro-manage a media company when it requested that the company produce a report analyzing the nature, presentation and content of its programming); and *Gannett Co. Inc. (March 18, 1993)* (finding that a proposal sought to micro-manage a media company when it requested that the company create a report analyzing the advertisement of cigarettes and its effects on public perception).

The use of revenues derived from, and the subject matter and type of, advertising that the Company includes on its networks, the subject of the Proposal, are matters related to the Company's ordinary business. As noted above, decisions about what content to produce, acquire and distribute and the related advertising inventory involve a myriad of considerations made by a variety of professionals whose day-to-day jobs entail working in the media and cable programming industries. Analogous to the shareholder proposal in *Gannett Co. Inc.*, which sought to micro-manage a media company by requesting that the company create a report analyzing a particular type of advertisement, the Proposal improperly seeks to micro-manage Viacom by inserting shareholders into a complex decision-making process by requesting that Viacom create a report assessing its policy related to a particular type of advertisement. In addition, like the proposal in *The Walt Disney Company*, which requested that the company produce a report relating to the nature, presentation and content of its programming, the Proposal requests that Viacom produce a report related to the content and presentation of food and beverage advertisements and analyze how it affects its customers. Therefore, the reasoning in *The Walt Disney Company* and *Gannett Co. Inc.*, namely that a shareholder proposal micro-manages a media company when it relates to the nature, content and presentation of programming or related advertising programming, applies to the Proposal because it seeks to interfere with the nature, content and presentation of Viacom's advertisement programming, thereby micro-managing the board of directors and management of the Company.

Furthermore, the Proposal seeks to dictate the allocation of the Company's human and financial resources by prescribing a timetable for preparation of the requested report (6 months) and the content and scope of the analysis to be included (assessment of Viacom's exposure to reputational, legal and financial risk). A decision to commit Company resources to the preparation of any such report is within the ordinary business judgment of Viacom's management and board of directors, and shareholders should not be permitted to micro-manage that decision. The Proposal reflects precisely the type of day-to-day operational oversight of a company's business that Rule 14a-8(i)(7) was meant to exclude because it is just not practical for shareholders to micro-manage these matters.

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend to the Commission any enforcement action if the Company excludes the Proposal from the 2016 Proxy Materials.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (212) 846-5933 or at christa.d'alimonte@viacom.com. We also request that, in accordance with Rule 14a-8(k) and SLB 14D, the Proponents concurrently provide the Company with any correspondence submitted to the Commission.

Sincerely,



Christa A. D'Alimonte
Senior Vice President, Deputy General
Counsel and Assistant Secretary

Attachments

cc: Michael D. Fricklas,
Executive Vice President, General Counsel and Secretary, Viacom Inc.

Donna Meyer, Director of Shareholder Advocacy,
Mercy Investment Services, Inc.

Catherine Rowan, Corporate Responsibility Coordinator,
Maryknoll Sisters of St. Dominic, Inc.

EXHIBIT A

Proposal from, and Related Correspondence with,
Mercy Investment Services, Inc.


MERCY
INVESTMENT
SERVICES, INC


RECEIVED
SEP 2 ? 2015
MICHAEL D. FRICKLAS

September 21, 2015

Michael D. Fricklas, Secretary
Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Dear Mr. Fricklas,

Mercy Investment Services, Inc., the investment program of the Sisters of Mercy of the Americas, has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. Mercy Investment Services, Inc., a long term investor, is currently the beneficial owner of Class A shares of Viacom, Inc.

We are concerned about the impact that food and beverage advertising have on health concerns and on the obesity epidemic. Enclosed is the shareholder proposal requesting that Viacom issue a report, within 6 months of the 2016 Annual Meeting, assessing whether the scope, scale and pace of the company's food advertising initiatives are sufficient to prevent material impacts on the company's finance and operations due to public concerns about childhood obesity.

Mercy Investment Services, Inc. has been a shareholder continuously for over a year and will continue to its shares for proxy resolutions through the annual shareholders' meeting. Mercy will be joined in the filing of the enclosed shareholder proposal, *"Fostering Healthy Nutrition for Children"*, for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. By joining with another co-filer, Maryknoll Sisters of St. Dominic, Inc., Mercy is thus surpassing the $2,000 SEC resolution requirement. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. The verification of ownership is being sent to you separately by our custodian BNY Mellon Asset Servicing, a DTC participant.

2039 North Geyer Road · St. Louis, Missouri 63131-3332 · 314.909.4609 · 314.909.4694 (fax)
www.mercyinvestmentservices.org

Mercy Investment Services, Inc. will continue as the primary filer and is prepared to assemble a dialogue team as quickly as convenient. We look forward to having productive conversations with the company. Please direct your responses to me via my contact information below.

Best regards,



Donna Meyer, PhD
Director of Shareholder Advocacy
Mercy Investment Services, Inc.
2039 North Geyer Road
St. Louis, MO 63131
713.667.1715 w
713.299.5018 m
Dmeyer@sistersofmercy.org

Cc: Cathy Rowan
Maryknoll Sisters of St. Dominic, Inc.
PO Box 311
Maryknoll, NY 10545-0311

Cc: Viacom Investor Relations
1515 Broadway - 52nd Floor
New York, NY 10036
USA
+1-212-846-6700 or +1-800-516-4399
investor.relations@viacom.com

Fostering Healthy Nutrition for Children

WHEREAS:

There is increasing consensus among public health experts that food and beverage marketing is a major factor influencing the diets and health of children and youth (see the Institute of Medicine's 2006 report *Food Marketing to Children and Youth*);

Viacom's Nickelodeon division reaches millions of young viewers through its television channels, websites, games, and licensed characters and remains the No. 1 children's network over all;

"Federal legislators and regulators have proposed voluntary guidelines on advertising to children in an effort to combat unhealthy eating and childhood obesity," as Viacom notes in its annual 10-K statement, and – as a result – numerous food, beverage, restaurant, companies and one of Nickelodeon's chief competitors, the Disney media company, have taken significant steps to alter their core business practices in marketing food and beverage products to children;

Many of the nation's largest food and beverage companies designed the Children's Food and Beverage Advertising Initiative (CFBAI) as a voluntary self-regulation program intended to shift the mix of foods advertised to children under 12 to encourage healthier dietary choices and healthy lifestyles. Viacom has not accepted invitations to join this initiative;

Public and media attention to this issue continues to intensify despite these initial efforts at self-regulation. Over the past three decades, childhood obesity rates in America have tripled, and today, nearly one in three children in America are overweight or obese. If we don't solve this problem, one third of all children born in 2000 or later will suffer from diabetes at some point in their lives. Many others will face chronic obesity-related health problems like heart disease, high blood pressure, cancer, and asthma;

Viacom has taken some steps to address the issue of childhood obesity by carrying "pro-social" content and participating in philanthropy; and has acknowledged in its annual 10-K statement that food companies' self-regulation in advertising to children poses a risk Viacom's revenue (food ads account for a significant portion of Nickelodeon's annual sales); but has not acknowledged or adequately mitigated the risk posed to the company by its own core business practices of airing advertising for food of poor nutritional quality on its children's networks and licensing Nickelodeon characters for use in promoting junk food products;

CSPI states, based on its analysis of advertising on Nickelodeon from 2005 to 2015 that "the percentage of ads marketing foods of poor nutritional quality on Nickelodeon has decreased since 2005, but the absolute number of such ads has not declined."

Therefore it be RESOLVED that:

Shareholders ask the Board of Directors to issue a report, at reasonable expense and excluding proprietary information, within six months of the 2016 annual meeting, assessing the company's policy responses to public concerns regarding linkages of food/beverage advertising to childhood obesity, diet-related diseases, and other impacts on children's health. Such a report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations.



BNY MELLON


RECEIVED
SEP 22 2015
MICHAEL D. FRICKLAS

September 21, 2015

Michael D. Fricklas, Secretary
Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Re: Mercy Investment Services Inc.

Dear Mr. Fricklas:

This letter will certify that as of September 21, 2015 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 40 shares of Viacom Inc. – Class A. Also, please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0954.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally
Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

VIACOM

CHRISTA A. D'ALIMONTE
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL

1515 BROADWAY, NEW YORK, NY 10036
T 212 846 5933 F 201 766 7786
CHRISTA.D'ALIMONTE@VIACOM.COM

October 6, 2015

Via Email and Federal Express

Mercy Investment Services, Inc.
2039 North Geyer Road
St. Louis, Missouri 63131-3332
Attention: Donna Meyer, PhD, Director of Shareholder Advocacy

Maryknoll Sisters of St. Dominic, Inc.
P.O. Box 311
Maryknoll, New York 10545-0311
Attention: Cathy Rowan

Dear Ms. Meyer and Ms. Rowan:

On September 23, 2015, Viacom Inc. (the "Company") received a proposed shareholder resolution (the "Proposal") submitted by Mercy Investment Services, Inc. ("Mercy") for inclusion in the Company's proxy statement relating to its Annual Meeting of Stockholders to be held in March 2016 (the "Annual Meeting"). The letter accompanying the Proposal stated that "By joining with another co-filer, Maryknoll Sisters of St. Dominic, Inc., Mercy is thus surpassing the $2,000 SEC resolution requirement." On September 22, 2015, the Company received a letter from The Bank of New York Mellon ("BNY Mellon") stating that as of September 21, 2015, BNY Mellon held for the beneficial interest of Mercy 40 shares of Viacom Inc. Class A common stock. Maryknoll Sisters of St. Dominic, Inc. is referred to in this letter as "Maryknoll".

Rule 14a-8(b) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), sets forth the eligibility requirements for a shareholder who wishes to submit a proposed resolution for inclusion in a company's proxy statement. Specifically, a shareholder:

(1) must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted, and
(2) must continue to hold those securities through the date of the meeting.

Rule 14a-8(b) further requires that if a shareholder proponent is a beneficial owner of securities, rather than a record holder, the shareholder must submit to the company either a written statement from the record holder of its securities (usually a broker or bank), or a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 (or amendments to such documents) filed with the Securities and Exchange Commission, in either case verifying that, at the time the proposal was submitted, the shareholder had continuously held the securities for at least one year. In addition, the shareholder must include its own written statement that it intends to continue to hold the securities through the date of the shareholders meeting.

Rule 14a-8 does not allow one shareholder to submit a proposal while relying on another shareholder to satisfy the eligibility requirements. Accordingly, either (1) Mercy must submit the Proposal and satisfy the eligibility requirements set forth in 14a-8, or (2) Maryknoll must submit the Proposal and satisfy the eligibility requirements set forth in 14a-8. Of course, if both Mercy and Maryknoll independently satisfy the eligibility requirements set forth in 14a-8, they may submit the Proposal jointly.

With respect to the Proposal submitted by Mercy, the Company has not received any evidence that, as of September 21, 2015 (the date on which the Proposal was submitted), Mercy had continuously owned at least $2,000 in market value of the Company's Class A common stock for at least one year.

With respect to Maryknoll, the Company has not received (1) a proposal, (2) evidence that, as of the date on which any such proposal is submitted, Maryknoll had continuously owned at least $2,000 in market value of the Company's Class A common stock for at least one year, or (3) evidence that Maryknoll intends to hold its shares of the Company's Class A common stock through the date of the Annual Meeting.

In accordance with Rule 14a-8(f) under the Exchange Act, this letter constitutes the Company's notice to Mercy and to Maryknoll of procedural deficiencies in the Proposal as a result of the aforementioned omissions. The Company intends to exclude the Proposal from its proxy statement for the Annual Meeting if these deficiencies are not corrected by Mercy and/or Maryknoll within the time frame contemplated by Rule 14a-8(f). In accordance with Rule 14a-8(f), the responses from Mercy and/or Maryknoll must be postmarked or transmitted electronically not later than 14 calendar days from the date you receive this letter.

The Company has reviewed its records and confirmed that neither Mercy nor Maryknoll is a registered holder of the Company's Class A common stock. Therefore, the Company must receive the following, within the time frame specified in the previous paragraph, in order for the procedural deficiencies to be corrected:

(1) a written statement from the record holder of Mercy's shares (usually a broker or bank) or a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 (or amendments to such documents) filed with the Securities and Exchange Commission, in either case verifying that, as of September 21, 2015 (the date on which the Proposal was submitted), had continuously owned at least $2,000 in market value of the Company's Class A common stock for at least one year preceding and including such date;

or

(2) a written proposal from or on behalf of Maryknoll;

(3) a written statement from the record holder of Maryknoll's shares (usually a broker or bank) or a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 (or amendments to such documents) filed with the Securities and Exchange Commission, in either case verifying that, as of the date on which Maryknoll's proposal is submitted, had continuously owned at least $2,000 in market value of the Company's Class A common stock for at least one year preceding and including such date; and

(4) a written statement from a qualified representative of Maryknoll that Maryknoll intends to continue holding the shares of Class A common stock through the date of the Annual Meeting.

The SEC has published guidance to assist in determining proof of ownership for purposes of Rule 14a-8(b). Staff Legal Bulletins 14F and 14G set forth methods to establish record ownership of shares held in book-entry form through a securities intermediary, such as a broker or bank, including the parties that can provide proof of ownership for a beneficial owner. We have enclosed herewith copies of Rule 14a-8 and Staff Legal Bulletins 14F and 14G for your convenience.

If Mercy's intention was to submit the Proposal on behalf of Maryknoll, please submit the required documentation with respect to Maryknoll, as itemized in paragraphs (2), (3) and (4) above, along with evidence that Maryknoll has authorized Mercy to submit the Proposal on its behalf.

Kindly send any response to my attention at Viacom Inc., 1515 Broadway, New York NY 10036. Alternatively, you may transmit a response to my attention by facsimile to (201) 766-7786.

Please note that even if the procedural deficiencies set forth herein are cured, the Company reserves the right to exclude the Proposal on other grounds set forth in Rule 14a-8.

Sincerely,



Christa A. D'Alimonte
Senior Vice President, Deputy General
Counsel and Assistant Secretary

Enclosures

644215v3

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of October 2, 2015

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign

law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)

(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: 941-349-6164 E mail: pmneuhauser@aol.com

October 20, 2015

Via Email

Christa A. D'Alimonte
Senior Vice President and Deputy General Counsel
Viacom Inc.
1515 Broadway
New York, New York 10036

Re: Shareholder Proposal Submitted by Mercy Investment Services and the Maryknoll Sisters

Dear Ms. D'Alimonte

I am writing to you on behalf of my clients, Mercy Investment Services, Inc. ("Mercy Investment") and Maryknoll Sisters of St. Dominic, Inc. ("the Maryknoll Sisters"), who have jointly submitted a shareholder proposal to Viacom Inc. ("Viacom").

On October 6, 2015 you wrote to the proponents asserting that each of their submissions failed meet the procedural requirements of Rule 14a-8, promulgated pursuant to the Securities Exchange Act of 1934.

We believe that Viacom is mistaken in both instances.

As to the submission by the Maryknoll Sisters, on September 22, 2015, they sent their shareholder proposal to Viacom via the tracking service of the United

States Postal Service ("USPS") and it was delivered to Viacom on September 24, 2015. As indicated in the 2015 Viacom proxy statement, the shareholder proposal was sent to Michael D. Fricklas, Viacom's Corporate Secretary. Apparently Viacom misplaced the Maryknoll Sisters' proposal since in the letter to them dated October 6, 2015, Viacom states that it "has not received (1) a proposal, (2) [proof of ownership for the requisite period], or (3) [statement of intent to hold the securities through the date of the 2016 Annual Meeting]". This is not so, as evidenced both by (i) USPS Tracking (Tracking Number*** FISMA & OMB Memorandum M-07-16 *** and (ii) the signed receipt of delivery. Both of these proofs of delivery were forwarded to Viacom (together with copies of the original filing documents and a supplemental letter from First Clearing, LLC) on October 8, 2015 by the Maryknoll Sisters. Since all three of the items which Viacom had said were not received had actually been received by Viacom on September 24, 2015, but apparently had been misplaced by the company, would you be kind enough to confirm their receipt within the deadline for submission set forth in Rule 14a-8.

As to the submission by Mercy Investment, Viacom claims that it has received no proof of Marcy Investment's ownership of "$2,000 in market value of the Company's Class A common stock for at least one year". It is unclear from Viacom's letter exactly what the deficiency is to which it is objecting. On the date of Mercy Investment's submission, its 40 shares of Viacom stock were not worth $2,000. Nevertheless, that the shares be worth $2,000 on the date of submission is not required as long as those shares were worth at least $2,000 at any time with 60 days prior to the submission of the proposal (i.e. at any time between July 23, 2015, and September 20, 2015). As stated in Section C.1.a. of Staff Legal Bulletin14 (July 13, 2001), in determining whether the requisite $2,000 is held, "we look at whether, on any date within the 60 calendar days before the date that the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater." Mercy Investment's 40 shares of Viacom Class A stock were worth more than $2,000 continuously from July 23 through August 5 since Viacom's Class A stock never sold below $50 per share on any trade date during that period.

In addition, a shareholder is permitted to become a co-proponent by combining its holdings with those of other shareholders in order to achieve the $2,000 requirement. See footnote 5 in Release 34-20091 (Aug. 16, 1983). Clearly, Mercy Investment and the Maryknoll Sisters have done this. They have joined as co-proponents via their cross references to each other in their respective letters submitting their proposal to Viacom.

In case Viacom was trying to raise some other objection to Mercy Investment's proof of ownership, Mercy Investment has submitted a supplemental letter from BNY Mellon, dated October 20, 2015 (faxed and emailed on this date), concerning Mercy Investment's ownership of Class A shares of Viacom.

Please confirm that Mercy Investment has met the procedural requirements for submitting their shareholder proposal.

If you have any questions, please do not hesitate to contact me at the above email address (I will not be at the mail or telephone address prior to October 26.)

Very truly yours,

Paul M. Neuhauser

cc: Donna Meyer
Pat Zerega
Cathy Rowan
Laura Berry

BNY MELLON


RECEIVED
OCT 21 2015
MICHAEL D. FRICKLAS

October 20, 2015

Michael D. Fricklas, Secretary
Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Re: Mercy Investment Services Inc.

Dear Mr. Fricklas:

This letter will certify that The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 40 shares of Viacom Inc. – Class A., continuously for one year ended September 21, 2015. Also, please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0954.

If you have any questions please feel free to give me a call.

Sincerely,



Thomas J. McNally
Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

EXHIBIT B

Proposal from, and Related Correspondence **with,**

Maryknoll Sisters of St. Dominic, Inc.



Maryknoll Sisters

Making God's love visible

P.O. Box 311, Maryknoll, NY 10545-0311
Tel: 914-941-7575
www.maryknollsisters.org

September 22, 2015

Michael D. Fricklas, Corporate Secretary
Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Dear Mr. Fricklas,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of over $2,000 worth of Class A shares of Viacom Inc. The Sisters have held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

This is the same shareholder proposal filed by Mercy Investment Services, Inc., and the primary contact is Donna Meyer <dmeyer@mercyinvestments.org> We hope that Viacom as parent of Paramount, and all the movie studios and their parent companies will support our effort so that they, and we as their shareholders, can avert the suffering and deaths of people whose lives are impacted by our films. Toward this end we look forward to constructive dialogues with you and your peers in a way that will find us withdrawing this resolution.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Coordinator
Maryknoll Sisters

For correspondence, please use this mailing address:

*** FISMA & OMB Memorandum M-07-16 ***


RECEIVED
SEP 25 2015
MICHAEL D. FRICKLAS

enc.

Fostering Healthy Nutrition for Children

WHEREAS:
There is increasing consensus among public health experts that food and beverage marketing is a major factor influencing the diets and health of children and youth (see the Institute of Medicine's 2006 report *Food Marketing to Children and Youth*);

Viacom's Nickelodeon division reaches millions of young viewers through its television channels, websites, games, and licensed characters and remains the No. 1 children's network over all;

"Federal legislators and regulators have proposed voluntary guidelines on advertising to children in an effort to combat unhealthy eating and childhood obesity," as Viacom notes in its annual 10-K statement, and – as a result – numerous food, beverage, restaurant, companies and one of Nickelodeon's chief competitors, the Disney media company, have taken significant steps to alter their core business practices in marketing food and beverage products to children;

Many of the nation's largest food and beverage companies designed the Children's Food and Beverage Advertising Initiative (CFBAI) as a voluntary self-regulation program intended to shift the mix of foods advertised to children under 12 to encourage healthier dietary choices and healthy lifestyles. Viacom has not accepted invitations to join this initiative;

Public and media attention to this issue continues to intensify despite these initial efforts at self-regulation. Over the past three decades, childhood obesity rates in America have tripled, and today, nearly one in three children in America are overweight or obese. If we don't solve this problem, one third of all children born in 2000 or later will suffer from diabetes at some point in their lives. Many others will face chronic obesity-related health problems like heart disease, high blood pressure, cancer, and asthma;

Viacom has taken some steps to address the issue of childhood obesity by carrying "pro-social" content and participating in philanthropy; and has acknowledged in its annual 10-K statement that food companies' self-regulation in advertising to children poses a risk Viacom's revenue (food ads account for a significant portion of Nickelodeon's annual sales); but has not acknowledged or adequately mitigated the risk posed to the company by its own core business practices of airing advertising for food of poor nutritional quality on its children's networks and licensing Nickelodeon characters for use in promoting junk food products;

CSPI states, based on its analysis of advertising on Nickelodeon from 2005 to 2015 that "the percentage of ads marketing foods of poor nutritional quality on Nickelodeon has decreased since 2005, but the absolute number of such ads has not declined."

Therefore it be RESOLVED that:

Shareholders ask the Board of Directors to issue a report, at reasonable expense and excluding proprietary information, within six months of the 2016 annual meeting, assessing the company's policy responses to public concerns regarding linkages of food/beverage advertising to childhood obesity, diet-related diseases, and other impacts on children's health. Such a report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations.

FirstClearing, LLC

September 21, 2015

The Maryknoll Sisters of St. Dominic, Inc.
P.O. Box 310
Maryknoll, NY 10545-0310

RE: Verification of Assets

To Whom It May Concern:

I am writing in response to your request to verify the financial information of The Maryknoll Sisters of St. Dominic, Inc. with First Clearing, LLC. First Clearing, LLC is Depository Trust Company participant #0141.

This letter serves as confirmation that The Maryknoll Sisters of St. Dominic, Inc. holds the following brokerage accounts with our firm along with the number of shares of Viacom, Inc. stock held in each:

Account Number Ending in	Number of Shares
*** FISMA & OMB Memorandum M-07-16 ***	9,000
	6,000
	600

This material has been prepared or is distributed solely for information purposes and is not a solicitation or an offer to buy a security or investment or to participate in a trading strategy and is not a substitute for the Client Statement or Form 1099.

This information was based on the details of the accounts as of the close of business on September 20, 2015.

If you have any additional questions, please feel free to contact me at 888-619-6730.

Sincerely,



Charles Huge
Field Services - Verifications

VIACOM

CHRISTA A. D'ALIMONTE
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL

1515 BROADWAY NEW YORK, NY 10036
T 212 846 5923 F 201 746 7786
CHRISTA.D'ALIMONTE@VIACOM.COM

October 6, 2015

Via Email and Federal Express

Mercy Investment Services, Inc.
2039 North Geyer Road
St. Louis, Missouri 63131-3332
Attention: Donna Meyer, PhD, Director of Shareholder Advocacy

Maryknoll Sisters of St. Dominic, Inc.
P.O. Box 311
Maryknoll, New York 10545-0311
Attention: Cathy Rowan

Dear Ms. Meyer and Ms. Rowan:

On September 23, 2015, Viacom Inc. (the "Company") received a proposed shareholder resolution (the "Proposal") submitted by Mercy Investment Services, Inc. ("Mercy") for inclusion in the Company's proxy statement relating to its Annual Meeting of Stockholders to be held in March 2016 (the "Annual Meeting"). The letter accompanying the Proposal stated that "By joining with another co-filer, Maryknoll Sisters of St. Dominic, Inc., Mercy is thus surpassing the $2,000 SEC resolution requirement." On September 22, 2015, the Company received a letter from The Bank of New York Mellon ("BNY Mellon") stating that as of September 21, 2015, BNY Mellon held for the beneficial interest of Mercy 40 shares of Viacom Inc. Class A common stock. Maryknoll Sisters of St. Dominic, Inc. is referred to in this letter as "Maryknoll".

Rule 14a-8(b) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), sets forth the eligibility requirements for a shareholder who wishes to submit a proposed resolution for inclusion in a company's proxy statement. Specifically, a shareholder:

(1) must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted, and
(2) must continue to hold those securities through the date of the meeting.

Rule 14a-8(b) further requires that if a shareholder proponent is a beneficial owner of securities, rather than a record holder, the shareholder must submit to the company either a written statement from the record holder of its securities (usually a broker or bank), or a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 (or amendments to such documents) filed with the Securities and Exchange Commission, in either case verifying that, at the time the proposal was submitted, the shareholder had continuously held the securities for at least one year. In addition, the shareholder must include its own written statement that it intends to continue to hold the securities through the date of the shareholders meeting.

Rule 14a-8 does not allow one shareholder to submit a proposal while relying on another shareholder to satisfy the eligibility requirements. Accordingly, either (1) Mercy must submit the Proposal and satisfy the eligibility requirements set forth in 14a-8, or (2) Maryknoll must submit the Proposal and satisfy the eligibility requirements set forth in 14a-8. Of course, if both Mercy and Maryknoll independently satisfy the eligibility requirements set forth in 14a-8, they may submit the Proposal jointly.

With respect to the Proposal submitted by Mercy, the Company has not received any evidence that, as of September 21, 2015 (the date on which the Proposal was submitted), Mercy had continuously owned at least $2,000 in market value of the Company's Class A common stock for at least one year.

With respect to Maryknoll, the Company has not received (1) a proposal, (2) evidence that, as of the date on which any such proposal is submitted, Maryknoll had continuously owned at least $2,000 in market value of the Company's Class A common stock for at least one year, or (3) evidence that Maryknoll intends to hold its shares of the Company's Class A common stock through the date of the Annual Meeting.

In accordance with Rule 14a-8(f) under the Exchange Act, this letter constitutes the Company's notice to Mercy and to Maryknoll of procedural deficiencies in the Proposal as a result of the aforementioned omissions. The Company intends to exclude the Proposal from its proxy statement for the Annual Meeting if these deficiencies are not corrected by Mercy and/or Maryknoll within the time frame contemplated by Rule 14a-8(f). In accordance with Rule 14a-8(f), the responses from Mercy and/or Maryknoll must be postmarked or transmitted electronically not later than 14 calendar days from the date you receive this letter.

The Company has reviewed its records and confirmed that neither Mercy nor Maryknoll is a registered holder of the Company's Class A common stock. Therefore, the Company must receive the following, within the time frame specified in the previous paragraph, in order for the procedural deficiencies to be corrected:

(1) a written statement from the record holder of Mercy's shares (usually a broker or bank) or a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 (or amendments to such documents) filed with the Securities and Exchange Commission, in either case verifying that, as of September 21, 2015 (the date on which the Proposal was submitted), had continuously owned at least $2,000 in market value of the Company's Class A common stock for at least one year preceding and including such date;

<u>or</u>

(2) a written proposal from or on behalf of Maryknoll;

(3) a written statement from the record holder of Maryknoll's shares (usually a broker or bank) or a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 (or amendments to such documents) filed with the Securities and Exchange Commission, in either case verifying that, as of the date on which Maryknoll's proposal is submitted, had continuously owned at least $2,000 in market value of the Company's Class A common stock for at least one year preceding and including such date; and

(4) a written statement from a qualified representative of Maryknoll that Maryknoll intends to continue holding the shares of Class A common stock through the date of the Annual Meeting.

The SEC has published guidance to assist in determining proof of ownership for purposes of Rule 14a-8(b). Staff Legal Bulletins 14F and 14G set forth methods to establish record ownership of shares held in book-entry form through a securities intermediary, such as a broker or bank, including the parties that can provide proof of ownership for a beneficial owner. We have enclosed herewith copies of Rule 14a-8 and Staff Legal Bulletins 14F and 14G for your convenience.

If Mercy's intention was to submit the Proposal on behalf of Maryknoll, please submit the required documentation with respect to Maryknoll, as itemized in paragraphs (2), (3) and (4) above, along with evidence that Maryknoll has authorized Mercy to submit the Proposal on its behalf.

Kindly send any response to my attention at Viacom Inc., 1515 Broadway, New York NY 10036. Alternatively, you may transmit a response to my attention by facsimile to (201) 766-7786.

Please note that even if the procedural deficiencies set forth herein are cured, the Company reserves the right to exclude the Proposal on other grounds set forth in Rule 14a-8.

Sincerely,



Christa A. D'Alimonte
Senior Vice President, Deputy General
Counsel and Assistant Secretary

Enclosures

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of October 2, 2015

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign

law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)

(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.



Maryknoll Sisters
Making God's love visible

P.O. Box 311, Maryknoll, NY 10545-0311
Tel: 914-941-7575
www.maryknollsisters.org

October 9, 2015

Christa A. D'Alimonte
Senior Vice-President, Deputy General Counsel & Assistant Secretary
Viacom, Inc.
1515 Broadway
New York, NY 10036

***VIA FACSIMILE* 201-766-7786**

Dear Ms. D'Alimonte,

With this letter I am sending the filing documents originally mailed to Viacom, certified mail/return receipt requested, on September 22, 2015. As you can see from the attachment of the US Postal Service tracking document, this mail was delivered on September 24, 2015. I never received a return receipt.

Also, please find a revised verification of ownership letter from First Clearing.

Please let me know if you have any questions.

Sincerely,

Catherine Rowan
Corporate Responsibility Coordinator

FirstClearing, LLC

October 8, 2015

The Maryknoll Sisters of St. Dominic, Inc.
P.O. Box 310
Maryknoll, NY 10545-0310

RE: Verification of Assets

To Whom It May Concern:

I am writing in response to your request to verify the financial information of The Maryknoll Sisters of St. Dominic, Inc. with First Clearing, LLC. First Clearing, LLC is Depository Trust Company participant #0141.

This letter serves as confirmation that The Maryknoll Sisters of St. Dominic, Inc. holds the following brokerage accounts with our firm along with the number of shares of Viacom, Inc. stock held in each:

Account Number Ending in	[illegible]
	9,000
*** FISMA & OMB Memorandum M-07-16 ***	6,000
	600

This material has been prepared or is distributed solely for information purposes and is not a solicitation or an offer to buy a security or investment or to participate in a trading strategy and is not a substitute for the Client Statement or Form 1099.

The Maryknoll Sisters of St. Dominic, Inc. has continuously owned $2,000.00 worth of Viacom, Inc. shares for at least one year. This information was based on the details of the accounts as of the close of business on September 22, 2015.

If you have any additional questions, please feel free to contact me at 888-619-6730.

Sincerely,



Kenneth P. Simpson
Field Services - Verifications

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: 941-349-6164 E mail: pmneuhauser@aol.com

October 20, 2015

Via Email

Christa A. D'Alimonte
Senior Vice President and Deputy General Counsel
Viacom Inc.
1515 Broadway
New York, New York 10036

Re: Shareholder Proposal Submitted by Mercy Investment Services and the Maryknoll Sisters

Dear Ms. D'Alimonte

I am writing to you on behalf of my clients, Mercy Investment Services, Inc. ("Mercy Investment") and Maryknoll Sisters of St. Dominic, Inc. ("the Maryknoll Sisters"), who have jointly submitted a shareholder proposal to Viacom Inc. ("Viacom").

On October 6, 2015 you wrote to the proponents asserting that each of their submissions failed meet the procedural requirements of Rule 14a-8, promulgated pursuant to the Securities Exchange Act of 1934.

We believe that Viacom is mistaken in both instances.

As to the submission by the Maryknoll Sisters, on September 22, 2015, they sent their shareholder proposal to Viacom via the tracking service of the United

States Postal Service ("USPS") and it was delivered to Viacom on September 24, 2015. As indicated in the 2015 Viacom proxy statement, the shareholder proposal was sent to Michael D. Fricklas, Viacom's Corporate Secretary. Apparently Viacom misplaced the Maryknoll Sisters' proposal since in the letter to them dated October 6, 2015, Viacom states that it "has not received (1) a proposal, (2) [proof of ownership for the requisite period], or (3) [statement of intent to hold the securities through the date of the 2016 Annual Meeting]". This is not so, as evidenced both by (i) USPS Tracking (Tracking Number*** FISMA & OMB Memorandum M-07-16)*** and (ii) the signed receipt of delivery. Both of these proofs of delivery were forwarded to Viacom (together with copies of the original filing documents and a supplemental letter from First Clearing, LLC) on October 8, 2015 by the Maryknoll Sisters. Since all three of the items which Viacom had said were not received had actually been received by Viacom on September 24, 2015, but apparently had been misplaced by the company, would you be kind enough to confirm their receipt within the deadline for submission set forth in Rule 14a-8.

As to the submission by Mercy Investment, Viacom claims that it has received no proof of Marcy Investment's ownership of "$2,000 in market value of the Company's Class A common stock for at least one year". It is unclear from Viacom's letter exactly what the deficiency is to which it is objecting. On the date of Mercy Investment's submission, its 40 shares of Viacom stock were not worth $2,000. Nevertheless, that the shares be worth $2,000 on the date of submission is not required as long as those shares were worth at least $2,000 at any time with 60 days prior to the submission of the proposal (i.e. at any time between July 23, 2015, and September 20, 2015). As stated in Section C.1.a. of Staff Legal Bulletin14 (July 13, 2001), in determining whether the requisite $2,000 is held, "we look at whether, on any date within the 60 calendar days before the date that the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater." Mercy Investment's 40 shares of Viacom Class A stock were worth more than $2,000 continuously from July 23 through August 5 since Viacom's Class A stock never sold below $50 per share on any trade date during that period.

In addition, a shareholder is permitted to become a co-proponent by combining its holdings with those of other shareholders in order to achieve the $2,000 requirement. See footnote 5 in Release 34-20091 (Aug. 16, 1983). Clearly, Mercy Investment and the Maryknoll Sisters have done this. They have joined as co-proponents via their cross references to each other in their respective letters submitting their proposal to Viacom.

In case Viacom was trying to raise some other objection to Mercy Investment's proof of ownership, Mercy Investment has submitted a supplemental letter from BNY Mellon, dated October 20, 2015 (faxed and emailed on this date), concerning Mercy Investment's ownership of Class A shares of Viacom.

Please confirm that Mercy Investment has met the procedural requirements for submitting their shareholder proposal.

If you have any questions, please do not hesitate to contact me at the above email address (I will not be at the mail or telephone address prior to October 26.)

Very truly yours,

Paul M. Neuhauser

cc: Donna Meyer
Pat Zerega
Cathy Rowan
Laura Berry